EXHIBIT 99.1

Maxeon Solar Technologies Regains Compliance with Nasdaq Listing Rule 5250(c)(1)

SINGAPORE, May 31, 2024 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”), a global leader in solar innovation and channels, announced that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) in connection with the filing of its 2023 Annual Report on Form 20-F (the “Annual Report”).

The Company received notice from The Nasdaq Stock Market on May 30, 2024 that it has regained compliance with the Listing Rule, which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission.

The Company received a standard notice of non-compliance on May 17, 2024, due to the delayed filing of its 2023 Annual Report.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information, visit us at www.maxeon.com, on LinkedIn and on Twitter.©2024 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

SOURCE Maxeon Solar Technologies, Ltd.

For further information: For further information: Investor: Robert Lahey, Robert.Lahey@maxeon.com, +1 (626) 884-4756; Media: Forrest Monroy, forrest.monroy@maxeon.com or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205